UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2018

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of June 30, 2018.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 5, 2018 (“the 2017 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, liquefied petroleum gas, or “LPG,” and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reducing volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Our fleet consists of 38 vessels. We have 33 semi- or fully-refrigerated handysize liquefied gas carriers, of which ten are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene/ethane-capable semi-refrigerated liquefied gas carriers. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have one 38,000 cbm fully-refrigerated gas carrier which trades predominately from North West Europe and the Mediterranean to Morocco, carrying ammonia.

In addition, in January 2018, we entered into a 50/50 joint venture (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). The Marine Export Terminal is expected to begin commercial operations in the fourth quarter of 2019 and will have the capacity to export approximately one million tons of ethylene annually.

Our Fleet

The following table sets forth our vessels as of August 6, 2018:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Contract of affreightment	December 2018
Navigator Pluto	2000	22,085	Time charter	June 2019
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Time charter	September 2018
Navigator Atlas	2014	21,000	Contract of affreightment	December 2018
Navigator Europa	2014	21,000	Contract of affreightment	December 2018
Navigator Oberon	2014	21,000	Spot Market	—
Navigator Triton	2015	21,000	Contract of affreightment	December 2018
Navigator Umbrio	2015	21,000	Spot market	—
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	November 2020
Navigator Nova	2017	37,300	Time charter	February 2019
Navigator Prominence	2017	37,300	Spot market	—

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	November 2018
Navigator Aries	2008	20,750	Time charter	April 2020
Navigator Capricorn	2008	20,750	Contract of affreightment	December 2018
Navigator Gemini	2009	20,750	Time charter	September 2018
Navigator Pegasus	2009	22,200	Time charter	August 2018
Navigator Phoenix	2009	22,200	Spot market	—
Navigator Scorpio	2009	20,750	Time charter	September 2018
Navigator Taurus	2009	20,750	Time charter	June 2019
Navigator Virgo	2009	20,750	Time charter	June 2019
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Spot market	—
Navigator Copernico	2016	21,000	Spot market	—
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	March 2019
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	March 2019
Navigator Genesis	2011	22,500	Spot market	—
Navigator Global	2011	22,500	Time charter	November 2018
Navigator Gusto	2011	22,500	Time charter	September 2018
Navigator Jorf	2017	38,000	Time charter	August 2027

Recent Developments

Ethylene Marine Export Terminal

On May 29, 2018 the Company announced that construction is now under way on the Export Terminal Joint Venture to construct the Marine Export Terminal which will be located at Morgan’s Point, Texas facility on the Houston Ship Channel that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The project is supported by long-term contracts with customers that include ethylene producer Flint Hills Resources and a major polymer trading company. Commercial operations are expected to begin in the fourth quarter of 2019, one quarter earlier than previously announced.

As of August 6, 2018 we have contributed $25.0 million of our expected $155.0 million share of the capital cost of the Marine Export Terminal construction from the Company’s available cash resources. We are in the process of negotiating two debt facilities to fund our remaining expected investment.

Financial Covenants

During the second quarter of 2018, the Company sought, and obtained approval to amend one of the covenants in each of its bank loan facilities. The covenant, requiring the ratio of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) to be at least two and a half or three times interest has been amended to a requirement of two times interest, up to and including September 30, 2020. In addition, the definition of interest under these facilities now excludes interest due or payable relating to debt financing expected to be obtained by the Company in relation to its obligations associated with the construction of the Export Marine Terminal.

Under the terms of these amendments, the payment of dividends by the Company are prohibited until on or after December 31, 2020.

These amendments were made as a consequence of the prolonged downturn in the LPG markets, the recent significant increases in U.S. LIBOR, as well as the additional interest that is expected to be incurred on the incremental debt associated with the Marine Export Terminal, prior to it becoming commercially operational.

Trends and Outlook

Fleet utilization was 90.3% during the second quarter of 2018, up from the 86.2% achieved during the second quarter of 2017, but slightly down on the 91.7% achieved during the first quarter of 2018. Petrochemical activity, particularly long-haul carriage of petrochemicals (butadiene, crude C4 and butene-1) from Europe to the US Gulf of Mexico and Brazil to the Far East have been the primary factor behind this increase in utilization. Two handysize and two midsize vessels have been fully employed transporting ethane for the majority of the second quarter of 2018, trading from the U.S. to Central and South America as well as North West Europe. All five midsized gas carriers (“MGCs”) in the fleet are now contracted to operate under time charters for the remainder of 2018.

However, the increase in utilization has been tempered by a continued low charter rate environment, compounded by an approximate 30% increase in bunker prices across the second quarter of 2018 as crude prices rise, translating to further reductions in charter rates achieved. Ethylene handysize vessels have returned to charter rates of approximately $25,000 per day during the second quarter, although rates for standard LPG transportation remained at approximately $15,000 per day. Energy Transfer Partners’ Marcus Hook export facility remained offline for nearly all of the second quarter, which caused much disruption to the Atlantic’s time charter business operators that rely on this facility.

Technical Management

During the six months ended June 30, 2018, we took two vessels, Navigator Eclipse and Navigator Glory, from third party technical management into in-house technical management. We now provide in-house technical management for ten of our 38 vessels. We expect to take two further vessels into in-house technical management during the second half of 2018. We do not anticipate that taking vessels into in-house technical management will have a material financial impact on our earnings, but we expect that it will assist us in continuing to maintain our vessels to high standards.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our prospects:

•	We have been increasing our fleet size. Our historical financial performance has been significantly impacted by the increasing size of our fleet.

•

During the first six months of 2017, we took delivery of three vessels; Navigator Nova and Navigator Luga in January 2017 and Navigator Yauza in April 2017 giving a weighted average fleet size of 35.3 for the six months ended June 30, 2017. Following the completion of our newbuilding program in November 2017 with the delivery of Navigator Prominence, our fleet size was 38.0 vessels throughout the six months ended June 30, 2018.

Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•

We will have different financing arrangements. We have entered into secured term loan facilities and revolving credit facilities and have issued senior unsecured bonds to finance the acquisitions of vessels and the construction of all the vessels in our newbuilding program (completed in November 2017), and to refinance certain debt maturities. Please read “—Liquidity and Capital Resources- Secured Term Loan Facilities and Revolving Credit Facilities” and “—Liquidity and Capital Resources—2017 Senior Unsecured Bonds.”

•

Changes in Accounting Standards. On January 1, 2018 we adopted the new accounting standard described below. Please read Note 1 (Basis of Presentation) to our unaudited condensed consolidated financial statements attached hereto for more information regarding this standard and other recently adopted new accounting standards.

•

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). We have adopted the new accounting standard on revenue recognition using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach, we have made an adjustment to the consolidated statement of shareholders’ equity which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09. Consequently, the comparable amounts for the three and six months ended June 30, 2017 have not been adjusted.

Results of Operations for the Three Months Ended June 30, 2017 Compared to the Three Months Ended June 30, 2018

The following table compares our operating results for the three months ended June 30, 2017 and 2018:

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Percentage Change
	(in thousands, except percentages)
Operating revenue	$74,381	$73,163	(1.6%)
Operating expenses:
Brokerage Commissions	1,389	1,219	(12.2%)
Voyage expenses	13,516	13,930	3.1%
Vessel operating expenses	25,001	26,040	4.2%
Depreciation and amortization	18,304	19,029	4.0%
General and administrative costs	3,578	3,818	6.7%
Other corporate expenses	329	994	202.1%

Total operating expenses	$62,117	$65,030	4.7%

Operating income	$12,264	$8,133	(33.7%)
Interest expense	(9,372)	(11,353)	21.1%
Write off of deferred financing costs	(627)	—	—
Interest income	119	207	73.9%

Income/(loss) before income taxes	$2,384	$(3,013)	(226.4%)
Income taxes	(130)	(146)	12.3%

Net income/(loss)	$2,254	$(3,159)	(240.2%)

Operating Revenue. Operating revenue, net of address commission, decreased by $1.2 million or 1.6% to $73.2 million for the three months ended June 30, 2018, from $74.4 million for the three months ended June 30, 2017. This decrease was principally due to:

•

an increase in operating revenue of approximately $3.1 million attributable to an increase in the weighted average number of vessels from 36.0 for the three months ended June 30, 2017 to 38.0 for the three months ended June 30, 2018, and a corresponding increase in vessel ownership days by 186 days, or 5.7%, for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017;

•

a decrease in operating revenue of approximately $7.4 million attributable to a decrease in average charter rates, which reduced to an average of approximately $580,673 per vessel per calendar month ($19,089 per day) for the three months ended June 30, 2018 compared to an average of approximately $657,018 per vessel per calendar month ($21,601 per day) for the three months ended June 30, 2017. This decrease was primarily as a result of the continuing weak LPG markets which accounted for $6.0 million, and the adoption of ASU 2014-09, the new accounting standard that requires revenue for voyage charters to be recognized between load port and discharge port only, rather than the previous method of recognizing revenue between the prior discharge port to the following discharge port, accounting for $1.4 million;

•

an increase in operating revenue of approximately $2.7 million attributable to an increase in fleet utilization from 86.2% during the three months ended June 30, 2017 to 90.3% during the three months ended June 30, 2018; and

•

an increase in operating revenue of approximately $0.4 million, primarily attributable to an increase in pass through voyage costs, as the number and duration of voyage charters during the three months ended June 30, 2018 increased, as compared to the three months ended June 30, 2017.

The following table presents selected operating data for the three months ended June 30, 2017 and 2018, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018
Fleet Data:
Weighted average number of vessels	36.0	38.0
Ownership days	3,272	3,458
Available days	3,269	3,434
Operating days	2,818	3,103
Fleet utilization	86.2%	90.3%
Average daily time charter equivalent rate (*)	$21,601	$19,089

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018
(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$74,381	$73,163
Voyage expenses	13,516	13,930

Operating revenue less Voyage expenses*	60,865	59,233

Operating days	2,818	3,103
Average daily time charter equivalent rate	$21,601	$19,089

*

We have adopted the new accounting standard ASU 2014-09 for revenue recognition using the modified retrospective method, which incorporates the cumulative effect of prior years in January 1, 2018. Consequently, the three months ended June 30, 2017 has not been adjusted.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of operating revenue, decreased by 12.2% to $1.2 million for the three months ended June 30, 2018, from $1.4 million for the three months ended June 30, 2017. This was primarily related to the decrease in broker commission rates across the fleet as well as a decrease in the amount of revenue on which the commissions are based.

Voyage Expenses. Voyage expenses increased by 3.1% to $13.9 million for the three months ended June 30, 2018, from $13.5 million for the three months ended June 30, 2017. This was primarily due to an increase in the costs associated with voyage charters, which are pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 4.2% to $26.0 million for the three months ended June 30, 2018, from $25.0 million for the three months ended June 30, 2017, as the average number of vessels in our fleet increased by 5.6%, from an average of 36.0 vessels in the fleet during the three months ended June 30, 2017 to 38.0 vessels during the three months ended

June 30, 2018. Average daily vessel operating expenses decreased by $111 per day to $7,530 per vessel per day for the three months ended June 30, 2018, compared to $7,641 per vessel per day for the three months ended June 30, 2017. During the three months ended June 30, 2018, we received insurance payments from claims on a number of our vessels relating to costs that had previously been expensed in prior years. These funds which are equivalent to $168 per vessel per day have been credited back to vessel operating expenses for the three months ended June 30, 2018.

Depreciation and Amortization. Depreciation and amortization increased by 4.0% to $19.0 million for the three months ended June 30, 2018, from $18.3 million for the three months ended June 30, 2017. This was primarily due to an increase in our weighted average fleet size of 5.6% from an average of 36.0 for the three months ended June 30, 2017, to 38.0 for the three months ended June 30, 2018. Depreciation and amortization includes amortization of capitalized drydocking costs of $2.0 million for the three months ended June 30, 2018, compared to the $2.4 million for the three months ended June 30, 2017.

Other Operating Results

General and Administrative Costs. General and administrative costs increased by 6.7%, or $0.2 million, to $3.8 million for the three months ended June 30, 2018, from $3.6 million for the three months ended June 30, 2017. The increase in general and administrative costs was primarily due to an increase in the number of employees in the Company during the three months ended June 30, 2018, compared to the three months ended June 30, 2017, to enable us to provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses increased by 202.1%, or $0.7 million, to $1.0 million for the three months ended June 30, 2018, from $0.3 million for the three months ended June 30, 2017. The increase was primarily due to the foreign exchange movement on non-U.S. Dollar bank accounts within the Company as the U.S Dollar has strengthened against those currencies.

Interest Expense. Interest expense increased by 21.1%, or $2.0 million, to $11.4 million for the three months ended June 30, 2018, from $9.4 million for the three months ended June 30, 2017. The increase was primarily due to an increase in U.S. LIBOR which accounted for the additional $2.0 million, as well as interest on an additional $119.5 million borrowed under our loan facilities since June 30, 2017, associated with the delivery of two newbuilding vessels and for general corporate purposes and partially offset by the decrease in the bank margin on the refinancing of a bank loan in June 2017. Interest capitalized on newbuilding installment payments for the three months ended June 30, 2017 was $0.5 million, but as our newbuilding program was completed in November 2017 no interest was capitalized in the three months ended June 30, 2018.

Write off of deferred financing costs. The write off of deferred financing costs of $0.6 million for the three months ended June 30, 2017 related to the remaining unamortized deferred financing costs on the February 2013 Secured Term Loan Facility which was refinanced on June 30, 2017 and repaid in full on July 5, 2017. There were no refinancing transactions in the three months ended June 30, 2018.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended June 30, 2018, we had a tax charge of $146,330, compared to taxes of $130,273 for the three months ended June 30, 2017.

Results of Operations for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2018

The following table compares our operating results for the six months ended June 30, 2017 and 2018:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018	Percentage Change
	(in thousands, except percentages)
Operating revenue	$151,700	$150,970	(0.5%)
Operating expenses:
Brokerage Commissions	2,914	2,360	(19.0%)
Voyage expenses	28,515	28,908	1.4%
Vessel operating expenses	48,906	52,751	7.9%
Depreciation and amortization	35,938	38,410	6.9%
General and administrative costs	6,330	8,049	27.2%
Other corporate expenses	952	1,209	27.0%

Total operating expenses	$123,555	$131,687	6.6%

Operating income	$28,145	$19,283	(31.5%)
Interest expense	(18,298)	(21,877)	19.6%
Write off of deferred financing costs	(1,281)	—	—
Write off of call premium and redemption charges on 9% unsecured bond	(3,517)	—	—
Interest income	232	359	54.7%

Income/(loss) before income taxes	$5,281	$(2,235)	(142.3%)
Income taxes	(289)	(228)	(21.1%)

Net income/(loss)	$4,992	$(2,463)	(149.3%)

Operating Revenue. Operating revenue, net of address commission, decreased by $0.7 million or 0.5% to $151.0 million for the six months ended June 30, 2018, from $151.7 million for the six months ended June 30, 2017. This decrease was principally due to:

•

an increase in operating revenue of approximately $8.7 million attributable to an increase in the weighted average number of vessels from 35.3 for the six months ended June 30, 2017 to 38.0 for the six months ended June 30, 2018, and a corresponding increase in vessel ownership days by 491 days, or 7.7%, for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017;

•

a decrease in operating revenue of approximately $12.2 million attributable to a decrease in average charter rates, which reduced to an average of approximately $597,419 per vessel per calendar month ($19,641 per day) for the six months ended June 30, 2018 compared to an average of approximately $658,744 per vessel per calendar month ($21,657 per day) for the six months ended June 30, 2017. This was primarily as a result of the continuing weak LPG markets which accounted for a decrease of $12.4 million, and the adoption of ASU 2014-09, the new accounting standard that requires revenue for voyage charters to be recognized between load port and discharge port only, rather than the previous method of recognizing revenue between the prior discharge port to the following discharge port, accounting for an increase of $0.2 million;

•

an increase in operating revenue of approximately $2.4 million attributable to an increase in fleet utilization from 89.2% during the six months ended June 30, 2017 to 91.0% during the six months ended June 30, 2018; and

•

an increase in operating revenue of approximately $0.4 million primarily attributable to an increase in pass through voyage costs, as the number and duration of voyage charters during the six months ended June 30, 2018 increased, as compared to the six months ended June 30, 2017.

The following table presents selected operating data for the six months ended June 30, 2017 and 2018, which we believe are useful in understanding the basis for movements in operating revenue.

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Fleet Data:
Weighted average number of vessels	35.3	38.0
Ownership days	6,387	6,878
Available days	6,375	6,827
Operating days	5,688	6,215
Fleet utilization	89.2%	91.0%
Average daily time charter equivalent rate (*)	$21,657	$19,641

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Six Months Ended June 30, 2017	Six Months Ended June 31, 2018
(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$151,700	$150,970
Voyage expenses	28,515	28,908

Operating revenue less Voyage expenses*	123,185	122,062

Operating days	5,688	6,215
Average daily time charter equivalent rate	$21,657	$19,641

*

We have adopted the new accounting standard ASU 2014-09 for revenue recognition using the modified retrospective method, which incorporates the cumulative effect of prior years in January 1, 2018. Consequently, the six months ended June 30, 2017 has not been adjusted.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of operating revenue, decreased by 19% to $2.4 million for the six months ended June 30, 2018, from $2.9 million for the six months ended June 30, 2017. This was primarily related to the decrease in broker commission rates across the fleet, as well as a decrease in the amount of revenue on which the commissions are based.

Voyage Expenses. Voyage expenses increased by 1.4% to $28.9 million for the six months ended June 30, 2018 from $28.5 for the six months ended June 30, 2017. This was primarily due to an increase in the number of voyage charter days undertaken during the six months ended June 30, 2018, compared to the six months ended June 30, 2017.

Vessel Operating Expenses. Vessel operating expenses increased by 7.9% to $52.8 million for the six months ended June 30, 2018, from $48.9 million for the six months ended June 30, 2017, as the number of vessels in our fleet increased. Average daily vessel operating expenses increased by $18 per day to $7,669 per vessel per day for the six months ended June 30, 2018, compared to $7,657 per vessel per day for the six months ended June 30, 2017. During the six months ended June 30, 2018, we received insurance payments from claims on a number of our vessels relating to costs that had been expensed in prior years. These funds, which are equivalent to $84 per vessel per day have been credited back to vessel operating expenses for the six months ended June 30, 2018.

Depreciation and Amortization. Depreciation and amortization increased by 6.9% to $38.4 million for the six months ended June 30, 2018, from $35.9 million for the six months ended June 30, 2017. This increase was primarily due to an increase in our fleet size. Depreciation and amortization includes amortization of capitalized drydocking costs of $4.3 million for the six months ended June 30, 2018, compared to $4.6 million for the six months ended June 30, 2017.

Other Operating Results

General and Administrative Costs. General and administrative costs increased by 27.2%, or $1.7 million, to $8.0 million for the six months ended June 30, 2018, from $6.3 million for the six months ended June 30, 2017. The increase in general and administrative costs was primarily due to increased office lease costs and an increase in the number of employees during the six months ended June 30, 2018, to enable us to provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses increased by 27.0%, or $0.2 million, to $1.2 million for the six months ended June 30, 2018, from $1.0 million for the six months ended June 30, 2017. The increase was primarily due to the foreign exchange movement on non-U.S. Dollar bank accounts within the Company as the U.S Dollar has strengthened against those currencies.

Interest Expense. Interest expense increased by 19.6%, or $3.6 million, to $21.9 million for the six months ended June 30, 2018, from $18.3 million for the six months ended June 30, 2017. The increase was primarily due to an increase in U.S. LIBOR which accounted for an additional $3.2 million, as well as interest on an additional $119.5 million borrowed under our loan facilities since June 30, 2017, associated with the delivery of two newbuilding vessels and for general corporate purposes, partially offset by reduced financing costs following the refinancing of both our 9.0% senior unsecured bond issued in 2012 (“2012 Bonds”) in February 2017 and one of our secured term loan facilities in June 2017. Interest capitalized on newbuilding installment payments for the six months ended June 30, 2017 was $1.3 million, but as our newbuilding program was completed in November 2017 no interest was capitalized in the six months ended June 30, 2018.

Write off of deferred financing costs. The write off of deferred financing costs of $1.3 million for the six months ended June 30, 2017 related to the remaining unamortized deferred financing costs of the 2012 Bonds that we redeemed prior to their maturity date and the February 2013 Secured Term Loan Facility that was re-financed prior to its maturity date.

Write off of call premium and redemption charges on 9.0% senior unsecured bond. In connection with a call option under the terms of the 2012 Bonds, pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the six months ended June 30, 2017 that were written off, consisting of a redemption charge of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the six months ended June 30, 2018, we had a tax charge of $228,496, compared to taxes of $288,905 for the six months ended June 30, 2017.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the investment in the Export Terminal Joint Venture, acquisition and construction of vessels, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”.

Our primary sources of funds have been cash from operations, bank borrowings and proceeds from bond issuances. As of June 30, 2018, we had cash and cash equivalents of $55.1 million along with $38.1 million available borrowing capacity under our secured term loan and revolving credit facilities. We need to maintain a cash balance at the greater of $25.0 million or 5% of debt, which as at June 30, 2018 equated to $41.7 million.

As of June 30, 2018, our total current liabilities exceeded our total current assets by $9.3 million. This net current liability is primarily due to a payment of $10.0 million as the initial investment to our Export Terminal Joint Venture; as well as losses made during the six months ended June 30, 2018. As of June 30, 2018, we had an aggregate of $38.1 million available borrowing capacity under one of our revolving credit facilities, to cover this net current liability shortfall of $9.3 million.

On July 6, 2018 we drew down $8.1 million under the October 2016 Secured Term Loan and Revolving Credit Facility in order to partially finance a $15.0 million capital contribution to our Export Terminal Joint Venture. As of August 6, we have contributed $25.0 million of our expected $155.0 million share of the capital cost of construction for the Marine Export Terminal from the Company’s available cash resources. We are in the process of negotiating two debt facilities to fund our remaining expected investment.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the six months ended June 30, 2017 and 2018:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
	(in thousands)
Net cash provided by operating activities	$40,052	$43,146
Net cash used in investing activities	(123,734)	(10,346)
Net cash provided by/(used in) financing activities	55,208	(39,813)
Net decrease in cash and cash equivalents	(28,474)	(7,013)

Operating Cash Flows. Net cash provided by operating activities for the six months ended June 30, 2018 increased to $43.1 million, from $40.0 million for the six months ended June 30, 2017, an increase of 7.7% or $3.1 million. This increase was primarily due to changes in working capital movements, reduced by lower net income and payments for dry docking costs.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Three of our vessels were drydocked during the six months ended June 30, 2018 with a further three drydockings scheduled for the remainder of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $10.3 million for the six months ended June 30, 2018 primarily consisted of our investment in our Export Terminal Joint Venture of $10.0 million and associated costs of $0.5 million, partially offset by insurance recoveries on an existing damage claim of $0.3 million.

Net cash used in investing activities of $123.7 million for the six months ended June 30, 2017 primarily consisted of $80.3 million for payments made to shipyards, representing final installments on the deliveries of the newbuildings Navigator Nova, Navigator Luga and Navigator Yauza as well as an installment payment of $10.2 million on one of the remaining newbuildings and $9.2 million of other costs, including capitalized interest of $1.0 million associated with our newbuildings, partially offset by $1.0 million received in respect of outstanding insurance claims. In addition, we placed $25.0 million in a short-term investment.

Financing Cash Flows. Net cash used in financing activities of $39.8 million for the six months ended June 30, 2018 relates to regular quarterly loan repayments of $43.6 million, partially offset by proceeds from drawing down from the June 2017 Secured Term Loan and Revolving Credit Facility of $3.8 million which was used for general corporate purposes.

Net cash provided by financing activities of $55.2 million for the six months ended June 30, 2017, primarily consisted of $142.5 million drawn from our secured term loan and revolving credit facilities to finance the delivery installments of the newbuildings Navigator Nova, Navigator Luga and Navigator Yauza as well as for general corporate purposes, partially offset by the repayment of a net $27.5 million in our bonds, being the difference between our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds (as defined below) less the repayment of $127.5 million in outstanding principal and redemption premium of our 2012 Bonds, $58.0 million in regular quarterly loan repayments and a payment of $1.8 million in financing costs associated with the 2017 Bonds.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2017 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of June 30, 2018:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Available amounts undrawn at June 30, 2018	Interest rate	Loan Maturity date
	(in millions)
January 2015	278.1	211.5	—	US LIBOR + 270 BPS	June 2020 - 2023*
December 2015	290.0	254.9	—	US LIBOR + 210 BPS	December 2022
October 2016 **	220.0	121.7	38.1	US LIBOR + 260 BPS	November 2023
June 2017	160.8	144.3	—	US LIBOR + 230 BPS	June 2023

Total	$948.9	$732.4	$38.1

*	The January 2015 facility tranches mature over a range of dates, from June 2020 to April 2023.

**

On July 6, 2018 we drew down $8.1 million under the October 2016 Secured Term Loan and Revolving Credit Facility in order to partially finance a $15.0 million capital contribution to our Export Terminal Joint Venture.

As of June 30, 2018, the Company had approximately $38.1 million in available borrowing capacity under its October 2016 Secured Term Loan and Revolving Credit Facility.

During the three months ended June 30, 2018, the Company sought, and obtained approval to amend one of the covenants in each of its bank loan facilities. The covenant, requiring the ratio of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) to be at least two and a half times or three times interest has been amended to a requirement of two times interest, up to and including September 30, 2020. In addition, the definition of interest under these facilities now excludes interest due or payable relating to debt financing expected to be obtained by the Company in relation to its obligations associated with the construction of the Marine Export Terminal.

Under the terms of these amendments the payment of dividends by the Company are prohibited until on or after December 31, 2020.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. If the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of June 30, 2018, we had an aggregate of $358.8 million headroom above the levels required by these covenants, in addition to five additional vessels that are unsecured.

Financial Covenants. The secured term loan facilities and the revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have cash and cash equivalents (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than $25.0 million or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter;

•	the borrower maintains a minimum ratio of shareholder equity to total assets of 30%.

Restrictive Covenants. The secured term loan facilities and the revolving credit facilities provide that the borrowers may not pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities and revolving credit facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2018, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. Under the bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”), we have the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed; from February 11, 2019 until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 until August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2018, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of June 30, 2018.

	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total
		(in thousands)
Ethylene terminal construction costs*	45,000	80,000	30,000	—	—	—	155,000
Secured term loan facilities and revolving credit facilities	39,739	70,600	128,725	60,600	302,461	130,253	732,378
2017 Bonds	—	—	—	100,000	—	—	100,000
Office leases	627	1,530	1,317	1,165	112	—	4,751

Total contractual obligations	$85,366	$152,130	$160,042	$161,765	$302,573	$130,253	$992,129

*	On July 6, 2018, the Company made a capital contribution of $15.0 million reducing the expected contributions required for the remainder of 2018 from $45.0 million to $30.0 million.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, which may include, among other things, borrowings under credit facilities or other debt, and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2017 Annual Report. There have been no significant changes to our estimates and assumptions in the six months ended June 30, 2018.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.3 million in annual interest paid on our indebtedness outstanding as at June 30, 2018, under the secured term loan facilities and revolving credit facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, the significant majority of our revenues are in U.S. Dollars, with some revenue in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced, mainly U.S. Dollar, but also the Euro and the British Pound. We incur some vessel operating expenses and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces.

Increases in bunker (fuel) costs can have a material effect on our operations if the number of our time charters reduce and consequently the number and duration of our voyage charters or contracts of affreightments (“COA’s”) increase. As of June 30, 2018, we had 23 vessels on time charter, under which the charterers pay for the bunkers on those vessels. For our vessels employed under voyage charters or COA’s, we incur the cost of bunkers which, at least in the short term, reduces time charter equivalent rates. During the second quarter of 2018, we purchased approximately 31,400 tons of bunkers for our vessels at prices up to 30% higher than during the first quarter of 2018 and costing an estimated additional $3.2 million.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At June 30, 2018, no more than five of our vessels were employed by the same charterer.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2018 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our ability to meet our expectations regarding the construction and financing of the Marine Export Terminal and our expectations regarding the financial success of the Marine Export Terminal and the Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	June 30, 2018
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$55,096
Accounts receivable, net	14,889	11,585
Accrued income	15,791	5,031
Prepaid expenses and other current assets	10,964	17,020
Bunkers and lubricant oils	8,008	7,122
Insurance recoverable	376	825

Total current assets	112,137	96,679
Non-current assets
Vessels in operation, net	1,740,139	1,704,895
Investment in equity accounted joint venture	—	10,475
Property, plant and equipment, net	1,611	1,466

Total non-current assets	1,741,750	1,716,836

Total assets	$1,853,887	$1,813,515

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$73,274
Accounts payable	8,071	10,163
Accrued expenses and other liabilities	12,478	14,105
Accrued interest	3,500	3,466
Deferred income	4,824	4,963

Total current liabilities	110,432	105,971

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	681,658	651,034
Senior unsecured bond, net of deferred financing costs	98,584	98,812

Total non-current liabilities	780,242	749,846

Total liabilities	890,674	855,817
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,656,304 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	589,800
Accumulated other comprehensive loss	(277)	(343)
Retained earnings	373,499	367,684

Total stockholders’ equity	963,213	957,698

Total liabilities and stockholders’ equity	$1,853,887	$1,813,515

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended June 30, (in thousands except share data)		Six months ended June 30, (in thousands except share data)
	2017	2018	2017	2018
Revenues
Operating revenue	$74,381	$73,163	$151,700	$150,970

Expenses
Brokerage commissions	1,389	1,219	2,914	2,360
Voyage expenses	13,516	13,930	28,515	28,908
Vessel operating expenses	25,001	26,040	48,906	52,751
Depreciation and amortization	18,304	19,029	35,938	38,410
General and administrative costs	3,578	3,818	6,330	8,049
Other corporate expenses	329	994	952	1,209

Total operating expenses	62,117	65,030	123,555	131,687

Operating income	12,264	8,133	28,145	19,283
Other income/(expense)
Interest expense	(9,372)	(11,353)	(18,298)	(21,877)
Write off of deferred financing costs	(627)	—	(1,281)	—
Write off of call premium and redemption charges on 9% unsecured bond	—	—	(3,517)	—
Interest income	119	207	232	359

Income/(loss) before income taxes	2,384	(3,013)	5,281	(2,235)
Income taxes	(130)	(146)	(289)	(228)

Net income/(loss)	$2,254	$(3,159)	$4,992	$(2,463)

Earnings per share:
Basic:	$0.04	$(0.06)	$0.09	$(0.04)
Diluted:	$0.04	$(0.06)	$0.09	$(0.04)

Weighted average number of shares outstanding:
Basic:	55,531,831	55,656,304	55,488,984	55,601,772
Diluted:	55,905,571	55,656,304	55,862,724	55,601,772

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended June 30, (in thousands)		Six months ended June 30, (in thousands)
	2017	2018	2017	2018
Net income / (loss)	$2,254	$(3,159)	$4,992	$(2,463)
Other Comprehensive Income / (Loss):
Foreign currency translation gain / (loss)	140	(89)	165	(66)

Total Comprehensive Income / (Loss):	$2,394	$(3,248)	$5,157	$(2,529)

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except number of shares)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total
January 1, 2017	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	555	589,436	(277)	373,499	963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	(3,352)
Restricted shares issued March 20, 2018	126,542	2	—	—	—	2
Net loss	—	—	—	—	(2,463)	(2,463)
Foreign currency translation	—	—	—	(66)	—	(66)
Share-based compensation	—	—	364	—	—	364

June 30, 2018	55,656,304	$557	$589,800	$(343)	$367,684	$957,698

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2017	Six Months ended June 30, 2018
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income/(loss)	$4,992	$(2,463)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	35,938	38,410
Payment of drydocking costs	(33)	(2,880)
Adjustment to equity for the adoption of the new revenue standard	—	(3,352)
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Prior year expenses recovered in insurance claim	(504)	(754)
Amortization of share-based compensation	773	366
Amortization of deferred financing costs	2,508	1,131
Unrealized foreign exchange	155	(30)
Changes in operating assets and liabilities
Accounts receivable	(6,091)	3,392
Bunkers and lubricant oils	(461)	886
Prepaid expenses and other current assets	(2,329)	4,706
Accounts payable, accrued interest and other liabilities	2,604	3,734

Net cash provided by operating activities	40,052	43,146

Cash flows from investing activities
Payment to acquire vessels	(1,352)	(79)
Investment in equity accounted joint venture	—	(10,475)
Payment for vessels under construction	(97,147)	—
Purchase of other property, plant and equipment	(1,506)	(97)
Receipt of shipyard penalty payments	280	—
Insurance recoveries	991	305
Placement of short term investment	(25,000)	—

Net cash used in investing activities	(123,734)	(10,346)

Cash flows from financing activities
Proceeds from secured term loan facilities	142,508	3,800
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance costs of 7.75% senior unsecured bonds	(1,819)	—
Repayment of secured term loan facilities	(57,981)	(43,613)

Net cash provided by/(used in) financing activities	55,208	(39,813)

Net decrease in cash and cash equivalents	(28,474)	(7,013)
Cash and cash equivalents at beginning of period	57,272	62,109

Cash and cash equivalents at end of period	$28,798	$55,096

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$15,799	$20,799

Total tax paid during the period	$317	$52

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of June 30, 2018; the results of operations for the three and six months ended June 30, 2018 and 2017, the statement of stockholders’ equity for the six months ended June 30, 2018, and cash flows for the six months ended June 30, 2018 and 2017. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

As of June 30, 2018, our total current liabilities exceeded our total current assets by $9.3 million. This net current liability is primarily due to a payment of $10.0 million as the initial investment to our 50/50 joint venture (the “Export Terminal Joint Venture”) to construct an ethylene marine export terminal (the “Marine Export Terminal”) at Morgan’s Point, Texas; as well as losses made during the six months ended June 30, 2018. As of June 30, 2018, we had an aggregate of $38.1 million available borrowing capacity under one of our revolving credit facilities, to cover this net current liability shortfall of $9.3 million.

As of August 6, 2018, we have contributed $25.0 million of our expected $155.0 million share of the capital cost of the construction for the Marine Export Terminal from the Company’s available cash resources. We are in the process of negotiating two debt facilities to fund the remaining expected investment.

On January 1, 2018 the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company has adopted the standard using the modified retrospective method to incorporate the cumulative effect on all contracts at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach we have made an adjustment to the consolidated statement of shareholders’ equity of $3.4 million which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09.

On January 31, 2018, the Company announced the execution of definitive agreements creating the Export Terminal Joint Venture. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

The Company receives its revenue streams from three different sources; vessels on time charters; voyage charters; and contracts of affreightment (“COA”). With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as the performance obligation is satisfied. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determines percentage of completion for all voyage charters on a time elapsed basis. This approach differs from previous generally accepted accounting principles (“U.S. GAAP”) whereby under a voyage charter or a COA the revenue would be recognized from the later of the charter party date and the date of completion of the previous discharge port until the following discharge port. This has the effect of recognizing the revenue over a shorter period of time as the performance obligation commences from the loading of the cargo rather than from the inception of the contract. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo has been loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

Under the new revenue recognition standard, the Company has identified certain costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis. As of June 30, 2018, the amount of unamortized contract fulfillment costs included within prepaid expenses and other current assets on the balance sheet was $1.3 million.

The adoption of ASC 606 resulted in an increase in revenue earned and recognized of $0.2 million for the six months ended June 30, 2018 (three months ended June 30, 2018: a decrease in revenue of $1.4 million); an increase in voyage expenses recognized of $0.4 million for the six months ended June 30, 2018 (three months ended June 30, 2018: a decrease in voyage expenses of $0.1 million); and a decrease in broker commissions of $0.1 million for the six months ended June 30, 2018 (three months ended June 30, 2018: a decrease in broker commissions of $30,000). The net effect on the income statement for the six months ended June 30, 2018 is an increase in net loss of $0.1 million (three months ended June 30, 2018: an increase in net loss of $1.3 million).

The Company calculated that adoption of ASC 606 resulted in the following changes to the Balance Sheet as at June 30, 2018: accrued income decreased by $4.8 million; prepaid expenses and other current assets increased by $1.3 million; accrued expenses and other liabilities reduced by $0.1 million and retained earnings decreased by $0.1 million.

On January 1, 2018 the Company adopted ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

This standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

On January 1, 2018 the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2017 included in our Form 20-F filed on March 5, 2018. The results for the six months ended June 30, 2018 are not necessarily indicative of results for the full 2018 fiscal year or any other future periods.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which, among other things, requires lessees to recognize most leases on-balance sheet. This will increase their reported assets and liabilities—in some cases very significantly. Lessor accounting remains substantially similar to current U.S. GAAP. ASU 2016-02 supersedes Topic 840, Leases. ASU 2016-02 is effective for public business entities, certain not-for-profit entities, and certain employee benefit plans, for annual and interim periods in fiscal years beginning after December 15, 2018. ASU 2016-02 mandates a modified retrospective transition method for all entities. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2017	$2,056,722	$36,275	$2,092,997
Additions	79	2,880	2,959
Disposal	—	(6,938)	(6,938)

June 30, 2018	$2,056,801	$32,217	$2,089,018

Accumulated Depreciation
December 31, 2017	$332,708	$20,150	$352,858
Charge for the period	33,899	4,304	38,203
Disposal	—	(6,938)	(6,938)

June 30, 2018	$366,607	$17,516	$384,123

Net Book Value
December 31, 2017	$1,724,014	$16,125	$1,740,139

June 30, 2018	$1,690,194	$14,701	$1,704,895

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.54 billion at June 30, 2018.

3.	Investment in equity accounted joint venture

	December 31, 2017	June 30, 2018
	(in thousands)
Ethylene marine export terminal	—	10,475

Total	$—	$10,475

On January 30, 2018, the Company entered into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal.

4.	Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at June 30, 2018 and December 31, 2017:

	December 31, 2017	June 30, 2018
	(in thousands)
Current Liability
Current portion of long-term debt	$(83,352)	$(75,039)
Less: current portion of deferred financing costs	1,793	1,765

Current portion of secured term loan facility, net of deferred financing costs	$(81,559)	$(73,274)

Non-Current Liability
Secured term loan facilities net of current portion	$(688,838)	$(657,339)
Less: non-current portion of deferred financing costs	7,180	6,305

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(681,658)	$(651,034)

5.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10.

The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 until August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

The bond agreement covering the 2017 Bonds (the ”2017 Bond Agreement”) contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the bond agreement) of not less than 2.25:1; and (c) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement). At June 30, 2018, the Company was in compliance with all covenants for the 2017 Bonds.

The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2017 and June 30, 2018:

	December 31, 2017	June 30, 2018
	(in thousands)
Senior Unsecured Bond
Total Bond	$(100,000)	$(100,000)
Less deferred financing costs	1,416	1,188

Total Bond, net of deferred financing costs	$(98,584)	$(98,812)

6.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at June 30, 2018 and December 31, 2017 consist of cash and cash equivalents, and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2017 Bonds.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 2017 Bonds are classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to June 30, 2018.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level three on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes accounts receivable accrued expenses and other liabilities and accounts payable.

	December 31, 2017			June 30, 2018
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	62,109	62,109	55,096	55,096
Senior unsecured bond	Level 2	(100,000)	(96,775)	(100,000)	(98,000)
Secured term loan facilities and revolving credit facility	Level 3	(772,191)	(636,220)	(732,378)	(609,181)

7.	Earnings per share

Basic and diluted earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common shareholders and adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	June 30, 2017	June 30, 2018
Basic and diluted net income/(loss) available to common shareholders (in thousands)	$4,992	$(2,463)
Basic weighted average number of shares	55,488,984	55,601,772
Effect of dilutive potential share options*:	373,740	—

Diluted weighted average number of shares	55,862,724	55,601,772

*	Due to a loss for the six months ended June 30, 2018, no incremental shares are included because the effect would be antidilutive.

8.	Share-Based Compensation

On March 20, 2018, the Company granted 29,898 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $12.04 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 63,728 restricted shares to the Chief Executive Officer of the Company and a further 32,916 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.04 per share. All these restricted shares vest on the third anniversary of the grant date.

During the six months ended June 30, 2018, there were 28,194 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.77 per share, which vested at a fair value of $325,641.

On March 23, 2017, the Company granted 28,194 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $12.77 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 42,023 restricted shares to the Chief Executive Officer of the Company and a further 23,458 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.77 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2017, there were 22,782 shares that were previously granted under the 2013 Plan to non-employee directors with a weighted average grant value of $15.80 per share, which vested at a fair value of $305,279 and 2,500 shares previously granted to an officer of the Company with an average grant value of $19.59 vested at a fair value of $24,888.

Restricted share grant activity for the year ended December 31, 2017 and six months ended June 30, 2018 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2017	75,120	$15.93	1.59 years	$698,616
Granted	93,675	12.77
Vested	(25,282)	16.17

Balance as of December 31, 2017	143,513	$13.82	1.49 years	$1,413,603
Granted	126,542	12.04
Vested	(28,194)	12.77
Forfeited	(3,263)	14.34

Balance as of June 30, 2018	238,598	$12.99	1.80 years	$3,018,265

Using the straight-line method of expensing the restricted share grants, the weighted average estimated value of the restricted shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the six months ended June 30, 2018, the Company recognized $466,577 in share-based compensation costs relating to share grants (six months ended June 30, 2017: $404,050). As of June 30, 2018, there was a total of $2,037,842 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2017: $1,027,683) which are expected to be recognized over a weighted average period of 1.80 years (December 31, 2017: 1.49 years).

Share options previously issued under the 2013 Plan are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Options activity during the year ended December 31, 2017 and the six months ended June 30, 2018 was as follows:

Options	Number of non-vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2017	373,740	$21.54	7.70	—
Forfeited during the year	(5,000)	23.85	—	—
Vested	(214,055)	24.19	—	—

Balance as of December 31, 2017	154,685	$17.80	7.70	—
Forfeited	(1,500)	17.80	—	—
Vested	(153,185)	17.80	—	—

Balance as of June 30, 2018	—	—	—	$—

On April 14, 2017, 194,055 share options granted previously at an option price of $24.29 became exercisable and on October 14, 2017, 20,000 share options became exercisable at an option price of $23.18. On March 17, 2018, 153,185 share options granted on March 17, 2015 at an option price of $17.80 became exercisable. None of the options were exercised as of June 30, 2018.

During the six months ended June 30, 2018, the Company recognized a credit of $99,902 in share-based compensation costs (six months ended June 30, 2017: expense of $368,669) relating to the forfeiture of options granted under the 2013 Plan, which was recognized in general and administrative costs. As of June 30, 2018, there were no unrecognized compensation costs (December 31, 2017: $85,898) related to non-vested options under the 2013 Plan.

9.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of June 30, 2018.

	Remainder of 2018		2019	2020	2021	2022	Thereafter	Total
			(in thousands)
Ethylene terminal construction costs	45,000	*	80,000	30,000	—	—	—	155,000
Secured term loan facilities and revolving credit facilities	39,739		70,600	128,725	60,600	302,461	130,253	732,378
2017 Bonds	—		—	—	100,000	—	—	100,000
Office leases	627		1,530	1,317	1,165	112	—	4,751

Total contractual obligations	$85,366		$152,130	$160,042	$161,765	$302,573	$130,253	$992,129

*	On July 6, 2018 the Company made a capital contribution of $15.0 million.

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual option to terminate in January 2022. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York commencing on June 1, 2017 and expiring on May 31, 2020. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

10.	Subsequent Event

On May 29, 2018, the Company announced that construction is now under way on the Marine Export Terminal. In July 2018 we have contributed a further $15.0 million to the Export Terminal Joint Venture, in addition to the $10.0 million contributed in January 2018, of our expected share of the approximate $155.0 million capital cost of the Marine Export Terminal from the company’s available cash resources.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

4.1	Supplemental Agreement, dated June 29, 2018 relating to the $278.1 million Secured Term Loan Facility.

4.2	Supplemental Agreement, dated June 29, 2018 relating to the $290.0 million Secured Revolving Credit Facility.

4.3	Supplemental Agreement, dated June 29, 2018 relating to the $220.0 million Secured Term Loan and Revolving Credit Facility.

4.4	Supplemental Agreement, dated June 29, 2018 relating to the $160.8 million Secured Term Loan and Revolving Credit Facility.

101

The following financial information from Navigator Holdings Ltd.’s Report on Form 6-K for the quarter ended June 30, 2018, furnished with the SEC on August 6, 2018, formatted in Extensible Business Reporting Language (XBRL):

i.	Unaudited Consolidated Balance Sheets as of December 31, 2017 and June 30, 2018

ii.	Unaudited Consolidated Statements of Income for the three and six months ended June 30, 2017 and June 30, 2018

iii.	Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2017 and June 30, 2018

iv.	Unaudited Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2017 and the six months ended June 30, 2018

v.	Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 2018

vi.	Notes to Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 6, 2018	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer